United States Securities and Exchange Commission
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the period ended September 30, 2008
Commission File Number 000-27663
SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)
Tidel Park, Second Floor
No. 4, Rajiv Gandhi Salai, Taramani
Chennai 600 113, India
(91) 44-2254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑ Form 40 F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1). Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7). Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

SIFY TECHNOLOGIES LIMITED
FORM 6-K
For the Quarter ended September 30, 2008

Currency of Presentation and Certain Defined Terms
Unless the context otherwise requires, references herein to “we,” “us,” the “Company” or “Sify” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained the registration certificates in India. All other trademarks or trade names used in this quarterly report are the property of their respective owners.
In this report, references to “$,” “US$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs,” “rupees” or “Indian Rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year.
For your convenience, this report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars contained in this report have been based on the noon buying rate in the City of New York on September 30, 2008 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on September 30, 2008 was Rs .46.45 per $1.00.
Our financial statements are prepared in Indian rupees and presented in accordance with International Financial Reporting standards, or IFRS. In this report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.
Information contained in our websites, including our principal corporate website, www.sifycorp.com, is not part of this report.
Forward-looking Statements May Prove Inaccurate
IN ADDITION TO HISTORICAL INFORMATION, THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “RISK FACTORS” AND ELSEWHERE IN THIS REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE OF THIS REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS REPORT AND IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE, WWW.SEC.GOV.

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Balance Sheet
(In thousands, except share data and as otherwise stated)

				As at
				September 30,
				2008
		As at		Convenience
		September 30,	March 31,	translation
		2008	2008	into US$
	Note	Rs.	Rs.	(Note 2(b))

Assets
Property, plant and equipment	4	2,979,794	2,181,785	64,150
Intangible assets	5	182,464	182,307	3,928
Investment in associates/equity accounted investees	6	513,752	478,514	11,060
Restricted Cash	7	1,000	1,000	22
Net investment in leases other than current installments		2,177	5,297	47
Lease prepayments	8	852,177	568,909	18,346
Other assets		523,489	336,525	11,270
Deferred tax assets		13,510	15,570	291

Total non-current assets		5,068,363	3,769,907	109,114

Inventories		61,948	37,751	1,334
Trade and other receivables, net	9	2,442,796	2,220,726	52,590
Net investment in leases, current installments		6,377	6,743	137
Prepayments for current assets		144,039	150,627	3,101
Restricted cash	7	784,200	877,582	16,883
Cash and bank balances	7	538,901	628,745	11,602
Other Investments		16,331	18,679	352

Total current assets		3,994,592	3,940,853	85,999

Total assets		9,062,955	7,710,760	195,113

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Balance Sheet
(In thousands, except share data and as otherwise stated)

				As at
				September
				30, 2008
		As at		Convenience
		September 30,	March 31,	translation
		2008	2008	into US$
	Note	Rs.	Rs.	(Unaudited)

Equity
Share Capital	10	441,018	441,018	9,494
Share premium	10	16,375,217	16,368,647	352,534
Reserves	10	162,170	149,250	3,491
Accumulated deficit	10	(12,680,771)	(12,263,931)	(272,998)

Total equity attributable to equity holders of the Company		4,297,634	4,694,984	92,521
Minority Interest	10	226,389	199,907	4,875

Total Equity		4,524,023	4,894,891	97,396

Liabilities
Finance lease obligations, other than current installments		1,147	2,493	25
Borrowings from Banks	12	183,333	—	3,947
Employee benefits	11	64,568	42,250	1,390
Other liabilities		130,546	124,472	2,810

Total non-current liabilities		379,594	169,215	8,172

Finance lease obligations current installments		2,658	2,899	57
Borrowings from banks	12	342,980	156,426	7,384
Bank Overdraft	7	1,085,074	617,637	23,360
Trade and other payables		2,241,573	1,501,336	48,258
Deferred income		487,053	368,356	10,486

Total current liabilities		4,159,338	2,646,654	89,545

Total liabilities		4,538,932	2,815,869	97,717

Total equity and liabilities		9,062,955	7,710,760	195,113

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Income Statement
(In thousands, except share data and as otherwise stated)

				Quarter			Half year
				ended			ended
				September 30,	Half Year ended		September30,
		Quarter ended September		2008	September		2008
				Convenience			Convenience
				translation			translation
		2008	2007	into US$	2008	2007	into US$ (Note
	Note	Rs.	Rs.	(Note 2(b))	Rs.	Rs.	2(b))

Revenue	13	1,571,999	1,471,504	33,843	3,074,626	2,876,605	66,192
Cost of goods sold and services rendered	14	(923,635)	(834,915)	(19,885)	(1,809,427)	(1,590,686)	(38,955)
Other income		15,081	11,903	325	33,585	23,454	723
Selling, general and administrative expense		(799,534)	(616,146)	(17,213)	(1,441,663)	(1,239,433)	(31,037)
Depreciation and amortisation expenses		(121,574)	(127,309)	(2,617)	(233,369)	(247,725)	(5,024)

Income/(loss) from operating activities		(257,663)	(94,963)	(5,547)	(376,248)	(177,785)	(8,101)

Finance Income	17	31,952	41,717	688	65,257	84,255	1,405
Finance Expenses		(52,024)	(7,324)	(1,120)	(85,803)	(16,324)	(1,847)

Net Finance Income		(20,072)	34,393	(432)	(20,546)	67,931	(442)

Share of profit of equity accounted investee (net of income tax)	6	24,287	40,469	523	37,097	65,172	799

Profit before tax		(253,448)	(20,101)	(5,456)	(359,697)	(44,682)	(7,744)
Income tax (expense)/benefit		(22,094)	(20,702)	(476)	(40,330)	(35,764)	(869)

Profit for the year/period		(275,542)	(40,803)	(5,932)	(400,027)	(80,446)	(8,613)

Attributable to:
Equity holders of the Company		(293,786)	(49,311)	(6,325)	(426,509)	(94,632)	(9,183)
Minority interests		18,244	8,508	393	26,482	14,186	570

		(275,542)	(40,803)	(5,932)	(400,027)	(80,446)	(8,613)

Earnings per share	18
Basic earnings per share		(6.48)	(1.15)	(0.14)	(9.27)	(2.21)	(0.20)
Diluted earnings per share		(6.48)	(1.15)	(0.14)	(9.27)	(2.21)	(0.20)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statements of Recognised Income and Expenses
(In thousands, except share data and as otherwise stated)

				Quarter			Half year
				ended			ended
		Quarter ended		September	Half year ended		September
		September		30, 2008	September		30, 2008
				Convenience			Convenience
				translation			translation
		2008	2007	into US$	2008	2007	into US$
	Note	Rs.	Rs.	(Note 2(b))	Rs.	Rs.	(Note 2(b))

Foreign currency translation differences for foreign operations		(295)	178	(6)	(2,967)	204	(64)

Defined benefit plan actuarial gains (losses)		1,203	(310)	26	(2,414)	(1,609)	(52)

Change in fair value of available for sale security		(133)	42	(3)	(1,548)	42	(33)
Share of gains and losses from associates accounted using the equity method		(631)	(194)	(14)	(1,859)	(7,478)	(40)

Income and expense recognised directly in equity		144	(284)	3	(8,788)	(8,841)	(189)

Profit for the period/year		(275,542)	(40,803)	(5,932)	(400,027)	(80,446)	(8,613)

Total recognised income and expense for the year / period	10	(275,398)	(41,087)	(5,929)	(408,815)	(89,287)	(8,802)

Total comprehensive income attributable to:
Equity holders of the Company		(293,642)	(49,595)	(6,322)	(435,297)	(103,473)	(9,372)
Minority Interest		18,244	8,508	393	26,482	14,186	570

Total recognised income and expense for the year / period		(275,398)	(41,087)	(5,929)	(408,815)	(89,287)	(8,802)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statement of Cash Flows

			September 30,
	Half year ended September		2008
			Convenience
	2008	2007	translation into
(In thousands, expect share data and as otherwise stated)	Rs.	Rs.	US$ (Note 2(b))

Cash flows from / (used in) operating activities
Profit for the period	(400,027)	(80,446)	(8,613)
Adjustments for:
Depreciation and amortization	233,368	247,725	5,024
Share of profit of equity accounted investee	(37,097)	(65,172)	(799)
Gain on sale of property, plant and equipment	(46)	194	(1)
Provision for doubtful receivables and advances	94,354	80,668	2,031
Stock compensation expense	31,377	29,323	676
Net finance expenditure / (income)	20,546	(67,931)	442
Income tax expense	40,330	35,764	869
Unrealized (gain)/ loss on account of exchange differences	(1,720)	5,072	(37)

	(18,915)	185,197	(408)

Change in trade and other receivables	(411,612)	(634,609)	(8,861)
Change in inventories	(24,197)	(7,889)	(521)
Change in other assets	(128,627)	(27,626)	(2,770)
Change in trade and other payables	359,735	530,163	7,745
Change in employee benefits	19,905	11,175	429
Change in deferred revenue	118,679	99,113	2,555

	(85,032)	155,524	(1,831)
Income taxes paid	(44,235)	(65,041)	(952)

Net cash (used in) / from operating activities	(129,267)	90,483	(2,783)

Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(864,988)	(407,426)	(18,621)
Expenditure on intangible assets	(71,325)	(7,439)	(1,536)
Proceeds from sale of property, plant and equipment	623	172	13
Net investment in leases	3,486	8,589	75
Finance income received	126,945	53,711	2,733
Short term investments	—	(20,315)	—

Net cash used in investing activities	(805,259)	(372,708)	(17,336)

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statement of Cash Flows

			September 30,
	Half year ended September		2008
			Convenience
	2008	2007	translation into
(In thousands, except share data and as otherwise stated)	Rs	Rs	US$ (Note 2(b))

Cash flows from / (used in) financing activities
Proceeds from issue of share capital (including share premium)	—	4,664	—
Proceeds from / (repayment) of borrowings	369,888	(770,357)	7,963
Finance expenses paid	(85,563)	(16,578)	(1,842)
Repayment of finance lease liabilities	(1,587)	(1,572)	(34)

Net cash from / (used) in financing activities	282,738	(783,843)	6,087

Net decrease in cash and cash equivalents	(651,788)	(1,066,068)	(14,032)
Cash and cash equivalents at April 1	888,690	3,070,157	19,132
Effect of exchange fluctuations on cash held	1,125	(2,065)	24

Cash and cash equivalents at period/year end	238,027	2,002,024	5,124

Supplementary information
Additions to property plant and equipment represented by finance lease obligations	—	2,832	—
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

SIFY TECHNOLOGIES LIMITED
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In thousands, except share, per share data and as stated otherwise)
1. Reporting entity
Sify Technologies Limited, (‘Sify’ / ‘the Company’) formerly known as Sify Limited, is a leading internet services provider headquartered in Chennai, India. These Unaudited Consolidated Interim Financial Statements as at and for the quarter ended September 30, 2008 comprise the Company and its subsidiaries (Sify Communications Limited, Sify Networks Private Limited and Sify International Inc) (together referred to as the ‘Group’ and individually as ‘Group entities’) and the Group’s interest in associate companies. The Group is primarily involved in providing services, such as Corporate Network and Data Services, Internet Access Services, Online Portal and Content offerings and in selling hardware and software related to such services. Sify is listed in the NASDAQ Global market in United States.
2. Basis of preparation
a. Statement of compliance
The Unaudited Condensed Consolidated Interim Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended March 31, 2008.
These Unaudited Condensed Consolidated Interim Financial Statements have been approved for issue by the Board of Directors on March 30, 2009.
b. Functional and presentation currency
Items included in the financial statements in each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Indian rupee is the functional currency of Sify, its domestic subsidiaries and Affiliates. US dollar is the functional currency of Sify’s foreign subsidiary located in the US.
The Unaudited Condensed Consolidated Interim Financial Statements are presented in Indian Rupees which is the Group’s presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest thousand except where otherwise indicated.
Convenience translation: Solely for the convenience of the reader, the financial statements as of and for the quarter ended September 30, 2008 have been translated into United States dollars (neither the presentation currency nor the functional currency) at the noon buying rate in the New York City on September 30, 2008, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York of U.S. $1 = Rs.46.45. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on September 30, 2008 or at any other date.
c. Use of estimates and judgements
The preparation of Unaudited Condensed Consolidated Interim Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period of change and future periods, if the change affects both.
In preparing the Unaudited Condensed Consolidated Interim Financial Statements, the significant judgements made by management in applying the Groups accounting policies and key sources of estimating uncertainties were the same as that were applied to the consolidated financial statements as at and for the year ended March 31, 2008.

3. Significant accounting policies
a. The accounting policies applied by the group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended March 31 2008, except as described below.
IFRIC 14, ‘IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction provides’ guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. IFRIC 14 has become applicable to the Company effective April 1, 2008. There amendment does not have a significant impact on the Group.
4. Property, plant and equipment

	Cost				Accumulated depreciation				Carrying
	As at			As at	As at			As at	amount as
Particulars	April 1, 2008	Additions	Disposals	September 30, 2008	April 1, 2008	Depreciation for the period	Deletions	September 30, 2008	at September 30, 2008
Building	769,663	—	—	769,663	120,924	13,739	—	134,663	635,000

Plant and machinery	3,683,632	747,908	2,830	4,428,710	2,526,445	133,503	2,830	2,657,118	1,771,592
Computer equipments	438,597	39,491	100	477,988	297,049	36,810	31	333,828	144,160
Office equipment	116,691	15,263	304	131,650	83,928	6,702	304	90,326	41,324
Furniture’s and fittings	422,939	53,707	1,528	475,118	339,750	21,091	1517	359,324	115,794
Vehicles	9,174	—	904	8,270	3,846	1,528	407	4,967	3,303

Total	5,440,696	856,368	5,666	6,291,399	3,371,942	213,373	5,089	3,580,226	2,711,173

Add: Construction in Progress									268,621

Total									2,979,794

	Cost				Accumulated depreciation				Carrying
	As at			As at	As at			As at	amount as
Particulars	April 1, 2007	Additions	Disposals	March 31, 2008	April 1, 2007	Depreciation for the year	Deletions	March 31, 2008	at March 31, 2008
Building	634,230	135,433	—	769,663	94,656	26,268	—	120,924	648,739
Plant and machinery	3,180,761	508,820	5,949	3,683,632	2,341,233	187,414	2,202	2,526,445	1,157,187
Computer equipments	353,874	84,857	134	438,597	204,953	92,230	134	297,049	141,548
Office equipment	103,935	12,803	47	116,691	71,989	11,982	43	83,928	32,763
Furniture and fittings	386,994	37,209	1,264	422,939	303,712	36,975	937	339,750	83,189
Vehicles	8,766	4,448	4,040	9,174	2,439	3,788	2,381	3,846	5,328

Total	4,668,560	783,570	11,434	5,440,696	3,018,982	358,657	5,697	3,371,942	2,068,754

Add: Construction in Progress									113,031

Total									2,181,785

Leased Assets
The Group’s leased assets include certain buildings and motor vehicles. As at September 30, 2008 the net carrying amount of buildings and vehicles is Rs. 268,586 (September 30, 2007: 143,308; March 31, 2008: Rs. 271,125) and Rs. 3,302 (September 30, 2007: Rs. 7,719; March 31, 2008: Rs.5,328) respectively.
Construction in progress
Amounts paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not ready to be put into use are disclosed under construction-in-progress.
5. Intangible assets
Intangible assets comprise the following:

	As at	As at
	September 30, 2008	March 31, 2008

Goodwill	50,438	50,796
Other intangible assets	132,026	131,511

Total	182,464	182,307

The amount of Goodwill as at September 30, 2008 and March 31, 2008 has been allocated to the Online Portals services cash generating unit.

6. Investments in associates
In March 2006, MF Global Overseas Limited (MFG), a Group incorporated in United Kingdom acquired 70.15% of equity share capital of MF Global Sify Securities Private Limited, formerly Man Financial-Sify Securities India Private Limited (‘MF Global) from Refco Group Inc., USA (‘Refco’). As at March 31, 2008, 29.85% of MF Global equity shares is held by the Company. The remaining 70.15% is owned by MFG, an unrelated third party. MFG is a subsidiary of MF Global Limited, Bermuda.
A summary of key unaudited financial information of MF Global and its subsidiaries which is not adjusted for the percentage ownership held by the Group is presented below:
Balance Sheet

	As at	As at
	September 30, 2008	March 31, 2008

Total Assets	7,401,054	7,893,663

Total Liabilities	5,679,943	6,290,602
Shareholders’ equity	1,721,111	1,603,061

Total Liabilities and Shareholders’ equity	7,401,054	7,893,663

Statement of Operations

	Three months ended		Half year ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Revenues	449,841	534,906	847,278	943,402

Net Profit	81,364	135,886	124,277	218,331

7. Cash and cash equivalents
Cash and cash equivalents as at September 30, 2008 amounted to Rs. 1,324,101 (Rs. 2,003,024 as at September 30, 2007; Rs. 1,507,327 as at March 31, 2008). This includes cash-restricted of Rs. 785,200 (Rs. 14,333 as at September 30, 2007; Rs. 878,582 as at March 31, 2008), representing deposits held under lien against the working capital facilities availed and the bank guarantees given by the Group towards future performance obligations.

	As at	As at
	September 30, 2008	March 31, 2008

Non current
Against future performance obligation	1,000	1,000

Current
Restricted-deposits held under lien against term loans / overdraft facilities	784,200	877,582
Cash and bank balances	538,901	628,745

Cash and cash equivalents	1,323,101	1,506,327
Bank overdrafts	(1,085,074)	(617,637)

Cash and cash equivalents in the statement of cash flows	238,027	888,690

8. Lease prepayments

	As at	As at
	September 30, 2008	March 31, 2008

Towards land	550,631	553,051
Towards buildings	301,546	15,858

	852,177	568,909

•	In respect of prepayments towards land, title is not expected to pass to the Group by the end of the lease term, indicating that the Group does not receive substantially all of the risks and rewards incidental to ownership and accordingly, the upfront amount paid to obtain the right to use the land is accounted for as operating lease prepayments and are amortised over the lease term in accordance with the pattern of benefits provided.

•	In respect of buildings, prepayments made towards buildings accounted for as operating leases are amortised over the lease term in accordance with the pattern of benefits provided. In case prepayments are made towards buildings accounted for as finance leases, such prepayments are capitalized as ‘Leasehold Buildings’ on the commencement of the lease term under the head ‘Property, plant and equipment’ and depreciated in accordance with the depreciation policy for similar owned assets.
9. Trade and other receivables
Trade and other receivables comprise:

	As at September 30,	As at March 31,
	2008	2008

(i) Trade receivables, net	1,894,045	1,694,542
(ii) Other receivables including deposits	548,751	526,184

	2,442,796	2,220,726

Trade receivable as at September 30, 2008, September 30, 2007 and, March 31, 2008 are stated net of allowance for doubtful receivables. The Group maintains an allowance for doubtful receivables based on its age and collectability. Trade receivables are not collateralised except to the extent of refundable deposits received from cybercafé franchisees and from cable television operators. Trade receivables consist of:

	As at September 30,	As at March 31,
	2008	2008

Due from customers	2,049,401	1,777,858
Less: Allowance for doubtful receivables	155,356	83,316

Balance at the end of the period / year	1,894,045	1,694,542

The activity in the allowance for doubtful accounts receivable is given below:

	September 30, 2008	March 31, 2008

Balance at the beginning of the year	83,316	101,624
Add : Additional provision	94,354	131,954
Less : Bad debts written off	22,314	150,262

Balance at the end of the period / year	155,356	83,316

10. Capital and reserves
Reconciliation of movement in Capital and reserves
Attributable to equity holders of the company

							Share of
							gains and
			Share				losses from	Retained
			based		Recognised	Fair	associates	Earnings /
	Share	Share	payment	Translation	actuarial	value	accounted using	(Accumulated		Minority
Particulars	capital	premium	reserve	Reserve	gain / (loss)	reserve	equity method	deficit)	Total	interest	Total equity
Balance at April 1, 2008	441,018	16,368,647	149,398	(153)	1,085	(1,080)	(9,669)	(12,254,262)	4,694,984	199,907	4,894,891
Total recognized income and expense	—	—	—	(2,967)	(2,414)	(1,548)	(1,859)	(426,509)	(435,297)	26,482	(408,815)
Share-based payments	—	—	31,377	—	—	—	—	—	31,377	—	31,377
Others	—	6,570	—	—	—	—	—	—	6,570	—	6,570
Balance at September 30, 2008	441,018	16,375,217	180,775	(3,120)	(1,329)	(2,628)	(11,528)	(12,680,771)	4,297,634	226,389	4,524,023

							Share of
							gains and
			Share				losses from	Retained
			based		Recognised	Fair	associates	Earnings /
	Share	Share	payment	Translation	actuarial	value	accounted using	(Accumulated		Minority
Particulars	capital	premium	reserve	Reserve	gain / (loss)	reserve	equity method	deficit)	Total	interest	Total equity
Balance at April 1, 2007	428,003	16,262,096	101,540	(316)	2,944	—	10,793	(12,266,154)	4,538,906	169,765	4,708,671
Total recognised income and expense	—	—	—	204	(1,609)	42	(7,478)	(94,632)	(103,473)	14,186	(89,287)
Share-based payments	—	—	29,323	—	—	—	—	—	29,323	—	29,323
Stock options exercised	198	4,466	—	—	—	—	—	—	4,664	—	4,664
Balance at September 30, 2007	428,201	16,266,562	130,863	(112)	1,335	42	3,315	(12,351,945)	4,469,420	183,951	4,662,212

11. Employee benefits

	As at	As at
	September 30, 2008	March 31, 2008

Gratuity payable	18,966	8,592
Compensated absences	45,602	33,658

	64,568	42,250

The following table set out the status of the gratuity plan:

	As at	As at
	September 30, 2008	March 31, 2008

Change in projected benefit obligation
Projected benefit obligation at the beginning of the period / year	27,332	20,785
Service cost	6,034	8,533
Interest cost	1,519	1,639
Actuarial (gain)/ loss	3,298	2,393
Benefits paid	(1,973)	(6,018)

Projected benefit obligation at the end of the period / year	36,210	27,332

Change in plan assets
Fair value of plan assets at the beginning of the period / year	18,741	8,423
Expected return on plan assets	836	957
Actuarial (gain) / loss	(359)	(423)
Employer contributions	—	15,801
Benefits paid	(1,972)	(6,018)

Fair value of plan assets at the end of the period / year	17,244	18,740

Present value of projected benefit obligation at the end of the period / year	36,210	27,332
Funded status of the plans	17,244	18,740

Funded status net of liability recognised in the balance sheet	18,966	8,592

The components of net gratuity costs are reflected below:

	Half year ended	Half year ended
	September 30, 2008	September 30, 2007

Service cost	6,034	4,266
Interest cost	1,519	820
Expected returns on plan assets	(836)	(478)

Net gratuity costs	6,717	4,608

Financial Assumptions at Balance Sheet date:

	As at	As at
	September 30, 2008	March 31, 2008

Discount rate	8.75% P.a	7.85% P.a
Long-term rate of compensation increase	8.00% P.a	6.00% P.a
Rate of return on plan assets	8.00% P.a	7.50% P.a

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

	As at	As at
	September 30, 2008	March 31, 2008
Historical information
Present value of the defined benefit obligation	36,210	27,333
Fair value of plan assets	17,244	18,741

Deficit in the plan	18,966	8,592

Experience adjustment on plan liabilities	530	1,489
Experience adjustment on plan assets	(359)	(423)

The Group expects Rs.8,500 in contributions to be paid to the funded defined benefit plans for year ending March 31, 2009.
Actuarial gains and losses recognised in equity

	As at	As at
	September 30, 2008	March 31, 2008

Actuarial gain / (loss)	(3,658)	(1,859)

	(3,658)	(1,859)

IFRIC 14, IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. IFRIC 14 has become applicable to the Company effective April 1, 2008. There amendment does not have a significant impact on the Group.
12. Borrowings from banks

	As at	As at
	September 30, 2008	March 31, 2008

Non-Current
Term loans	183,333	—

	183,333	—

Current
Term loans	200,000	—
Loan against fixed deposits	85,000	85,000
Other working capital facilities	57,980	71,426

	342,980	156,426

1.	The Group has an outstanding balance towards term loan of Rs. 383,333 (Rs Nil as at 31 March 2008), from bankers to funding its purchase of fixed assets. This term loan is secured by fixed deposits and moveable fixed assets of the Group. The loan bears interest at 12.50% p.a and is repayable in 24 monthly installments.

2.	The Group has short term borrowings of Rs. 85,000 (Rs.85,000 as at 31 March 2008), from its bankers for working capital requirements. The borrowings are secured by fixed deposits held by the Group. The borrowings bear interest ranging from 9% - 11% p.a.

3.	Other working capital facilities are secured by a charge on the current assets and book debts of the Company. These are short term borrowings and bear interest ranging from 3.8%-4% p.a. Such facility generally is for a period that ranges from 90 to 120 days.
13. Revenue

	Three months ended		Half year ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Rendering of services
Service revenue	1,333,935	1,213,676	2,625,774	2,390,806
Initial franchise fee	8,699	13,048	16,872	26,327
Installation service revenue	74,208	77,518	128,963	149,593

	1,416,842	1,304,242	2,771,609	2,566,726
Sale of products	181,214	167,262	329,074	309,879

Total	1,598,056	1,471,504	3,100,683	2,876,605

14. Cost of goods sold and services rendered
The Group’s cost of goods sold and services rendered numbers are before any depreciation or amortisation that is direct and attributable to revenue sources. The Group’s asset base deployed in the business is not easily split into a component that is directly attributable to a business and a component that is common / indirect to all the businesses. Since a gross profit number without depreciation and amortisation does not necessarily meet the objective of such a disclosure, the Group has not disclosed gross profit numbers but disclosed all expenses, direct and indirect, in a homogenous group leading directly from revenue to operating margin.
15. Personnel expenses

	Quarter Ended		Half year ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Salaries and wages	317,269	206,155	616,453	419,660
Contribution to provident fund and other funds	15,306	10,883	27,921	20,514

Staff welfare expenses	8,301	8,047	18,641	15,555
Employee Stock compensation expense (Refer to note 16)	13,871	15,358	31,377	29,323

	354,747	240,443	694,392	485,052

Attributable to Cost of goods sold and services rendered	191,062	129,761	371,967	234,843
Attributable to selling, general and administrative expenses	163,685	110,682	322,424	250,208

16. Share-based payments
Share based payments are designed as equity-settled plans. Under the equity settled plans, the Group had issued stock options under Associate Stock Option Plan (ASOP) 1999, ASOP 2000, ASOP 2002, ASOP 2005 and ASOP 2007.
The terms and conditions of ASOP are disclosed in the Consolidated Financial Statements as at and for the year ended March 31, 2008. During the quarter ended September 30, 2008 the Company has issued 10,000 options under ASOP 2007.
The fair value of share options granted during the quarter ended September 30, 2008 was estimated using the following assumptions:
1.	Dividend Yield — 0%

2.	Assumed Volatility — 55.62% - 56.91%

3.	Risk free rate — 3.45%

4.	Expected term — 3.0 - 4.5 yrs
The basis of measuring fair value is consistent with that disclosed in the Consolidated Financial Statements as at and for the year ended March 31, 2008.Compensation cost recognized for the quarter ended September 30, 2008 is Rs.13,871, Rs.15,358 during the quarter ended September 30,2007.
17. Net Finance income and expense

	Three months ended		Half year ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Interest income on bank deposits	27,360	5.983	53,821	14,716
Interest income from leases	3,050	35,734	9,543	69,539
Others	1,542	—	1,893	—

Finance income	31,952	41,717	65,257	84,255

Interest expense on financial liabilities leases	(132)	(200)	(271)	(361)
Bank charges	(17,338)	(7,064)	(27,605)	(11,749)
Other interest	(34,554)	(60)	(57,927)	(4,214)

Finance expense	(52,024)	(7,324)	(85,803)	(16,324)

Net finance income / (expense) recognised in profit or loss	(20,072)	34,393	(20,546)	67,931

18. Earnings per share

		Quarter ended	Half year ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Net profit / (loss ) — as reported	(293,786)	(49,311)	(426,509)	(94,632)

Weighted average number of shares — Basic	45,327,756	42,814,555	45,992,815	42,805,968
Profit / (loss) per share	(6.48)	(1.15)	(9.27)	(2.21)
Weighted average number of shares — Dilutive	45,327,756	42,814,555	45,992,815	42,805,968
Profit / (loss) per share	(6.48)	(1.15)	(9.27)	(2.21)

19. Segment Reporting
The primary operating segments of the Group are:
•	Corporate network/data services, which provides Internet, connectivity, security and consulting, hosting and managed service solutions;

•	Internet access services, from home and through cybercafés,

•	Online portal services and content offerings and

•	Other services, such as development of content for e-learning.
Three months ended September 30, 2008

	Corporate Network /	Internet access	Online portal	Consumer One
	Data Services	services	services	(sub-total)	Other Services	Total
		A	B	A+B

Total Segment Revenue	1,090,394	298,184	50,375	348,559	133,046	1,571,999

Segment Expenses allocated	(746,810)	(346,475)	(54,648)	(401,123)	(92,478)	(1,240,411)

Segment Operating Income	343,584	(48,291)	(4,273)	(52,564)	40,568	331,588

Unallocated Corporate expenses						(480,932)
Depreciation and Amortisation						(121,574)
Foreign exchange gain / (loss)						(1,808)
Other income / (expense), net						15,081
Net Interest income						(20,072)

Equity in profit of associate						24,287

Minority Interest						(18,244)

Income Taxes						(22,094)

Net Profit/(loss)						(293,768)

Three months ended September 30, 2007

	Corporate Network /	Internet access	Online portal	Consumer One
	Data Services	services	services	(sub-total)	Other Services	Total
		A	B	A+B

Total segment revenue	923,512	404,664	49,723	454,387	93,605	1,471,504
Segment Expenses allocated	(585,679)	(373,647)	(77,252)	(450,899)	(82,213)	(1,118,791)
Segment Operating Income	337,834	31,017	(27,529)	3,488	11,392	352,713
Unallocated corporate expenses						(331,584)
Depreciation and Amortisation						(127,309)
Foreign exchange gain / (loss)						(675)
Other income / (expense), net						11,892
Net Interest income						34,393
Equity in profit of associate						40,469
Minority Interest						(8,508)
Income Taxes						(20,702)

Net Profit/(loss)						(49,311)

Half year ended September 30, 2008

	Corporate Network /	Internet access	Online portal	Consumer One
	Data Services	services	services	(sub-total)	Other Services	Total
		A	B	A+B

Total Segment Revenue	2,081,663	623,490	99,555	723,044	269,918	3,074,626
Segment Expenses allocated	(1,383,462)	(704,120)	(112,064)	(816,184)	(199,832)	(2,399,478)
Segment Operating Income	698,201	(80,630)	(12,509)	(93,140)	70,085	675,148
Unallocated Corporate expenses						(868,864)
Depreciation and Amortisation						(233,369)
Foreign exchange gain / (loss)						17,272

Other income / (expense), net						33,585

Net Interest income						(20,546)

Equity in profit of associate						37,097

Minority Interest						(26,482)

Income Taxes						(40,330)

Net Profit/(loss)						(426,509)

Half year ended September 30, 2007

	Corporate
	Network /	Internet	Online	Consumer
	Data	access	portal	One	Other
	Services	services	services	(sub-total)	Services	Total

		A	B	A+B

Total Segment Revenue	1,771,753	818,085	94,090	912,175	192,677	2,876,605
Segment Expenses allocated	(1,103,892)	(755,500)	(155,277)	(910,777)	(167,048)	(2,181,716)
Segment Operating Income	667,862	62,585	-61,187	1,398	25,629	694,889
Unallocated Corporate expenses						(628,164)
Depreciation and Amortisation						(247,725)
Foreign exchange gain / (loss)						(20,019)
Other income / (expense), net						23,235
Net Interest income						67,930
Equity in profit of associate						65,172
Minority Interest						(14,186)
Income Taxes						(35,764)

Net Profit/(loss)						(94,632)

20. Capital Commitments
Contracts pending to be executed on capital account as at September 30, 2008 and not provided for Rs.135,728 (net of advances Rs. 382,989),[as at September 30, 2007 Rs.44,212 (net of advances Rs. 119,786); March 31, 2008 Rs.111,384 (net of advances Rs. Rs,507,157). In addition, the Company has a commitment to make payments aggregating to Rs.464,500 (USD 10 million) to Emirates Integrated Telecommunications Company PJSC under the agreement for supply of capacity from the Europe India Gateway, of which the Company has already made payments amounting to Rs. 50,833 (USD 1.1 million) as at September 30, 2008.
21. Contingencies
a) During the year ended March 31, 2006, the Group had received a notice from the Income-Tax Department of India for the financial years 2002 and 2003 for a sum of Rs.103,000 on a plea that no withholding tax was deducted in respect of international bandwidth and leased line payments made by the Group to international bandwidth / lease line service providers. Subsequently, the demand was revised to Rs. 77,724 by the income tax authorities and the Group was directed to pay the amount of demand in instalments. Accordingly, the Group paid a sum of Rs. 77,724.
The Group considered that the likelihood of the loss contingency was remote and no provision for the loss contingency was necessary. Subsequently, Group has received an order in it’s favour from the Income Tax Authorities and refund for the same has been received during the current reporting period.
b) The Group has outstanding financial and performance guarantees for various statutory purposes and letters of credit totalling Rs.1,044,487 , Rs. 645,327 and Rs, 773,961 as at September 30, 2008, September 30, 2007 and March 31, 2008 respectively. These guarantees are generally provided to governmental agencies.
c) Additionally, the Group is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings. The Group does not foresee any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.

22. Legal proceedings
The Group and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADSs from the time of Sify’s Initial Public Offering (“IPO”) in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States Federal Securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.
In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. In October 2002, the cases against the Group’s executive officers who were named as defendants in this action were dismissed without prejudice. In February 2003, the court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to the Group and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including the Group. On June 26, 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against Sify and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with Sify and the other issuer defendants. The proposed settlement provided that the insurers of all settling issuers would guarantee that the plaintiffs recover $1 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs did not recover $1 billion, the insurers for the settling issuers would make up the difference. This proposed settlement was terminated on June 25, 2007, following the ruling by the United States Court of Appeals for the Second Circuit on December 5, 2006, reversing the District Court’s granting of class certification.
On August 14, 2007, the plaintiffs filed Amended Master Allegations. On September 27, 2007, the Plaintiffs filed a Motion for Class Certification. Defendants filed a Motion to Dismiss the focus cases on November 9, 2007. On March 26, 2008, the Court ruled on the Motion to Dismiss, holding that the plaintiffs had adequately pleaded their Section 10(b) claims against the Issuer Defendants and the Underwriter Defendants in the focus cases. As to the Section 11 claim, the Court dismissed the claims brought by those plaintiffs who sold their securities for a price in excess of the initial offering price, on the grounds that they could not show cognizable damages, and by those who purchased outside the previously certified class period, on the grounds that those claims were time barred. This ruling, while not binding on the Group’s case, provides guidance to all of the parties involved in this litigation. On October 2, 2008, plaintiffs requested that the class certification motion in the focus cases be withdrawn without prejudice. On October 10, 2008, the Court signed an order granting that request.
The parties intend to file a motion for preliminary approval of a proposed settlement between all parties, including the Group and its former officers and directors. Any direct financial impact of the proposed settlement is expected to be borne by the Company’s insurers. The Group believes that it has sufficient insurance coverage to cover the maximum amount that it may be responsible for under the proposed settlement. The Group believes, the maximum exposure under this settlement is approximately U.S.$338,983.05, an amount which the Group believes is fully recoverable from the Group’s insurer.
The Group is a party to other legal actions. Based on the available information, as of September 30, 2008, the Group believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on it.
23. Related parties
The following is a summary of significant transactions with related parties:

	Half year ended	Half year ended	Year ended
	September 30, 2008	September 30, 2007	March 31, 2008

Transactions with related parties
Payments to Directors (Fees for consultancy services)	60	60	240
Sale of services (see note 1 below)	6,473	—	—
Purchase of goods	—	—	3,796
Balance due to / receivable from related parties
Deposit for land and advance rent (see note 2 below)	282,825	—	—

Note:

1.	Represents invoices raised in relation to services rendered to MF Global Sify Securities Private Limited, an equity accounted affiliate.

2.	Represents deposit made to VALS Developers Private Limited (a company in which Mr. Ananda Raju Vegesna, Executive Director is interested) towards property lease.

24. Financial risk management
The Groups financial risk management objectives and policies are consistent with that disclosed in the consolidated financial statements for the year ended March 31, 2008.
Credit Risk: The credit risk is the risk that financial loss may arise from a possible failure of a customer or counterparty to meet its obligations under a contract. With regard to Group’s activities trade receivables, treasury operations and other activities that are in the nature of leases give rise to credit risks.
Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of the customers to which the Company grants credit in the normal course of the business.
Since services are provided to and products are sold to customers spread over a vast spectrum, the Group is not exposed to concentration of credit to any one single customer.
In the area of treasury operations, the Group is presently exposed to counter-party risks relating to short term and medium term deposits placed with Public-Sector Banks, as also to investments made in Mutual Funds (MF). In managing this, the Group is driven by three fundamentals of prudent cash management, safety, liquidity and yield. The Chief Financial Officer is responsible for monitoring the counterparty credit risk, and has been vested with the authority to seek Board’s approval to hedge such risks in case of need.
Liquidity Risks: Liquidity risk is the risk that one or more of Group entities may fail to meet its financial obligations on time. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically the Group ensures that it has sufficient cash on demand to meet expected operational expenses, servicing of financial obligations. In addition, the Group has concluded arrangements with well reputed Banks, and has unused lines of credit that could be drawn upon should there be a need. The Company is also in the process of negotiating additional facilities with Banks for funding its requirements. Subsequent to the balance sheet date, the Company has revised some of its long term commitments such as the ELCOT land arrangement etc and sought/obtained refund of deposits made.
Currency Risk: The Group’s exposure in USD denominated transactions gives rise to Exchange Rate fluctuation risk. Group’s policy in this regard incorporates:
•	Forecasting inflows and outflows denominated in US$ for a twelve-month period

•	Estimating the net-exposure in foreign currency, in terms of timing and amount

•	Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.

•	Carrying out a variance analysis between estimate and actual on an ongoing basis, and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.
25. Subsequent Events
a. Acquisition of Minority Interest in Subsidiary
During January 2008, the Board of Directors of Sify approved the merger of its subsidiary, Sify Communications Limited with the Company. The Boards of each of Sify and Sify Comm determined that a merger would produce cost savings efficiencies and, as a combined entity, benefit all shareholders. The Board then submitted the proposed merger to the shareholders and to the High Court of Madras for approval. In August 2008, while approval for the merger was pending, the Indian government proposed new regulations regarding the delivery of internet services and was expected to announce changes to the policy governing the spectrum for the delivery of wireless data. The Board reviewed these regulatory changes and determined that it would be in the best interest of each company to remain as separate entities, as opposed to combining the entities as contemplated by the proposed merger. The Company submitted a petition to the High Court of Madras to withdraw the merger, and such petition was approved.
In October 2008, the Company again evaluated the feasibility of a merger between Sify and Sify Comm and the Board of Directors of the Company at their meeting held on November 24, 2008 approved the merger of Sify Comm with retrospective effect from April 1, 2008, subject to approval by the Shareholders, the Honourable High Court and other statutory authorities. The Board considered the deterioration of the Indian and global economy, and its effect on the Company’s performance during the first half of fiscal 2009 as well as the impact of a prolonged economic downturn on the Company during the third and fourth 2009 fiscal quarters. Additionally, the government regulations were not effected by the Indian government as proposed in August 2008. The Board evaluated these issues and determined that a combined entity would provide cost savings and increased cash flow, and strengthen the Company’s ability to borrow additional funds, if necessary. Accordingly, the Board of Sify determined that the merger should again proceed and sought shareholder approval, and submitted the merger to the High Court of Madras for approval.
b. Surrender of leasehold land
The Company had during the year ended March 31, 2008 taken on lease 16.97 acres of land from Electronics Corporation of Tamil Nadu (ELCOT) for a period of 90 years. The Company had paid a sum of Rs.555,616 as refundable security deposit towards such land. Subsequent to the balance sheet date, the Company had discussions with ELCOT to consider the option of surrendering 11.42 acres of land out of the total land allotted. Consequent to such requests made, ELCOT has, subsequent to the balance sheet date, refunded to the Company a sum of Rs.374,576 representing proportionate sum of refundable security deposit. In March 2009, the Company has made a request for refund of the security deposit relating to the balance 5.55 acres of land.
Under the arrangements with ELCOT, the Company has made payments amounting to Rs 10,450 towards costs for setting up common infrastructure. Consequent to such request to surrender land to the ELCOT, the Company has made applications in March 2009 for refund of the costs paid for setting up common infrastructure.
26. Company entities

	Country
Particulars	of incorporation	% of Ownership interest

Significant subsidiaries		September 30, 2008	September 30, 2007
Sify Communications Limited	India	74	74
Sify International Inc	US	100	100
Sify Networks Private Limited	India	100	100
India World Communications Limited *	India	—	100
Sify Americas Inc *	US	—	100
Globe Travels Inc *	US	—	100
Associates
MF Global-Sify securities India Private Limited	India	29.85	29.85

*	- wound up during the period.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
The following discussion of the financial condition and results of operations of our Company should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements and the related condensed notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2008. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see the section in this report captioned “Risk Factors”
Overview
Sify is among the largest Internet, networking and e-Commerce services “companies” in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches more than 500 cities and towns in India. A significant part of the Company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 164 cities and towns and online portals, such as www.sify.com, www.samachar.com and www.sifymax.in, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links and related content sites specifically tailored to Indian interests worldwide. The Company’s network services, Data Center operations and customer relationship management are accredited ISO 9001:2000.
Revenues
•	The primary operating segments of the Group are:

•	Corporate network/data services, which provides Internet, connectivity, security and consulting, hosting and managed service solutions;

•	Consumer one which includes:
•	Retail Internet access services, from homes and through cybercafés and

•	Online portal and content offerings.
•	Other services, such as development of content for e-learning.
Corporate network/data services
Our corporate network/data services revenues primarily include revenue from sale of hardware and software purchased from third party vendors, connectivity services revenue and, to a lesser extent, revenues from installation of the link and other ancillary services, such as e-mail, document management and domain registration. Generally, these elements are sold as a package consisting of all or some of the elements. Our connectivity services include Internet Protocol Virtual Private Network (IP-VPN) services, internet connectivity, last mile connectivity (predominantly through wireless access), messaging services, data management services (managed services), security services and web hosting for businesses. We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service provided, scope of the engagement and the Service Level Agreement, or SLA. Our web hosting service revenues are primarily generated from co-location services and connectivity services. Our security services revenues include revenue from consulting services and information assurance services.
Consumer One — Retail Internet access services and Online portals and content offerings
•	Internet access services revenues are generated from the internet connectivity we provide to our retail customers through public access and home access services. Home access services are provided through dial-up packs and broadband connectivity, which is provided through arrangements with Cable Television Operators (CTOs). Our public access services are provided through franchised and Company-owned cybercafés. Additionally, we generate revenue by providing Internet Telephony services, allowing customers to make international telephone calls over the Internet.

•	Online portal services and content offerings revenues include advertising revenues from the various channels of our Internet portal, www.sify.com. We enter into contracts with customers to serve advertisements in the portal, and we are paid on the basis of impressions, click-throughs or leads. Revenues also accrue from commissions earned on products and services rendered through www.sifymall.com, and also from value-added services that are rendered using our mobile telephone short code, 54545.
Other services
Other services include revenue from e-learning. We develop and upload content for e-learning to facilitate web-based learning in various organizations. We provide e-learning services on a time-and-material or on a fixed-price basis.
In Note 19 to the Unaudited Condensed Consolidated Interim Financial Statements, we provide supplemental segment data, which provides separate revenue and operating income (loss) information for each of these business segments. This information is available in Item 1 — Financial Statements of this report and is incorporated herein by reference.
Expenses
Corporate network/data services
Cost of goods sold and services rendered for the corporate network/data services division consists of telecommunications costs necessary to provide services, customer support costs, and cost of goods in respect of communication hardware and security services sold , the cost of providing network operations , the cost of voice termination for VoIP services and other costs. Telecommunications costs include the costs of international bandwidth procured from Tata Teleservices and satellite gateway providers and are required for access to the Internet, providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission or WPC for provision of spectrum in the 5.7 GHz range to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards Annual Maintenance Contract (AMC), cost of installation in connectivity business, cost incurred in providing Hosting services, and Document Management Services (DMS) cost for application services. In addition, the Government of India imposed an annual license fee of 6% of the adjusted gross revenue generated from the provision of IP-VPN services under the NLD/ILD license .
Consumer One — Retail Internet access services and online portals and content offerings
•	Internet access services: Cost of goods sold and services rendered for the internet access services division consists of primarily recurring telecommunications costs necessary to provide service to subscribers, direct costs paid to franchisees for running cybercafés and to cable television operators for providing Internet services through cable to customers, the cost of goods sold and services rendered include commission paid to franchisees and cable television operators, voice termination charges for VoIP services. The Government of India imposed an annual license fee of 6% of the adjusted gross revenue from the provision of VoIP services. Another recurring cost included in cost of goods sold and services rendered is the personnel and related operating expenses associated with customer support and network operations.

•	Online portal and content offerings: Cost of goods sold and services rendered for the online portals and content offerings division includes the cost of procuring and managing content for the websites and cost of ringtones downloaded by using our mobile telephone short code 54545, the cost of procuring merchandise for e-commerce sales and the cost of bandwidth used for online portal services.
Other Services
Cost of revenues for the e-learning division includes the cost of direct manpower that is involved in the design and uploading of content for facilitating web-based learning.
Selling, General and Administrative Expenses
Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executives, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.
Depreciation and amortization
We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from two to eight years and, in the case of buildings, 30 years. We do not amortize goodwill or indefinitely lived intangible assets recognized . We assess for impairment of long-lived assets under IAS 36. The carrying value of long-lived assets is compared with the discounted estimated future cash flows at the identifiable cash generating unit level.
Operating Results
Revenues. We recognized Rs.1,572.00 million ($33.84 million) in revenues for the quarter ended September 30, 2008, as compared to Rs.1,471.50 million for the quarter ended September 30, 2007, representing an increase of Rs.100.50 million, or 6.82%. This is driven primarily by Rs 166.86 million or 18.06 % and Rs 39.45 million or 42.15 % increase in revenue from our Corporate network/data services and Other services respectively. The revenue growth has been impacted by Rs 105.81 million or 23.29 % decrease from our Consumer One services comprising of internet access services and online portals and content offerings.
•	Revenue from Corporate network/data services has increased by Rs 166.86 million, or 18.06%, from Rs 923.52 million for three months ended September 30, 2007 to Rs 1090.38 million for three months period ended September 30, 2008 primarily due to: (i) increase of Rs 69.14 million or 11.87 % in the revenue from Connectivity Services caused by new orders from the existing and new customers, , (ii) increase of Rs 43.25 million or 65.12 % in Hosting Services caused by partial operationalisation of Airoli datacenter, (iii) increase of Rs 31.08 million or 79.28 % in Voice BPO Services caused by the launching of ILD service in July, 2008, (iv) increase of Rs.30.92 million or 56.91 % in Application Services due to additional growth from the existing and new clients, v) increase of Rs.7.07 million or 22.39 % from Safescrypt due to growth in business and (vi) increase of Rs.3.60 million or 371.13 % from Managed Services due to addition of new accounts. The increase is partially offset by a decrease of Rs 3.04 million or 42.64 % in the revenue from Sify Secure Services due to lack of implementation of major projects and . (ii) decrease of Rs 15.16 million or -10.70 % in Hardware/Software sales on account of drop in business.

•	Revenue from Consumer One services has decreased by Rs 105.81 million or 23.29 % from Rs 454.38 million for three months ended September 30, 2007 to Rs 348.57 million for three months ended September 30, 2008. This is driven by Rs 106.47 million or 26.31% decrease in revenue from our Internet Access services and by Rs.0.66 million or 1.33 % increase in revenue from Portal services . Such decrease is primarily on account of (i) decrease in cybercafé revenue to the extent of Rs 59.72 million or 40.33%, due to loss of subscribers and lower usage by the existing customers, (ii) decrease in revenue from Voice over IP services to the extent of Rs 26.05 million or 100 % due to due to drop in operational cybercafés and drop in prices caused by the competition, (iii) decrease in revenue from broadband amounting to Rs 33.60 million or 15.32 % on account of lesser utilization as well as loss of accounts , (iv) decrease of Rs 0.95 million or 19.79 % from other services relating to Internet Access services and (v) decrease of revenue amounting to Rs 2.50 million or 42.22 % from online travel business on account of increased competition from the existing operators. These decreases were partially offset by an increase of (a) Rs.4.25 million or 1148.65 % in the revenue from IRCTC due to growth of business, (b) Rs.7.89 million or 136.74 % in the revenue from Game Dromes due to growth of business , (c) Rs.1.71 million or 570 % in the revenue from new initiatives due to growth of business and (d) Rs.3.16 million or 7.22 % in the revenue from by e-commerce activities due to increased business from the customers,

•	Revenue from Other services has increased by Rs 39.45 million or 42.15%, from Rs 93.60 million for three months ended September 30, 2007 to Rs 133.05 million for three months ended September 30, 2008. Such increase is due to increase in the customer base in the e-learning revenue as well as Infrastructure Management System (IMS) stream.
Other income. Other income was Rs.15.08 million($0.32 million) for the quarter ended September 30, 2008, compared to Rs.11.90 million for the quarter ended September 30,2007, representing an increase of Rs.3.18 million, or 26.72%. Other income primarily comprises of income derived from duty credit entitlements under the “Served from India Scheme” (issued by the Government of India) in respect of the foreign exchange earnings from export of services. Increase in duty credit entitlement is primarily on account of improvement in the export revenues during the current quarter as compared to the previous quarter ended September, 2007.
Cost of goods sold and services rendered. The cost of goods sold and services rendered was Rs.923.63 million ($19.88 million) for the quarter ended September 30, 2008 compared to Rs.834.92 million for the quarter ended September 30, 2007, representing an increase of Rs.88.71 million, or 10.62%. This increase was due to (i) a Rs.6.82 million increase in hardware and software costs (ii) a Rs.64.57 million increase in bandwidth costs on account of more utilisation of capacity, (iii) a Rs.61.36 million increase in directly attributable personnel costs to the technology and e-learning departments caused by new addition in the man power resources, (iv) a Rs.2.99 million increase in termination cost for VoIP services, (v) a Rs.11.57 million increase in other direct costs and (vi) a Rs.11.65 million increase in the cost of site development and documents management due to increase in business . These increases have been partly offset by a decrease of (a) Rs.52.69 million in revenue share paid to franchisees and cable television operators due to drop in broadband revenue, (b) Rs 7.95 million in the cost of goods sold associated with Safescrypt i.e., sale of digital services (c) Rs.8.01 million in content cost due to sourcing of low cost service providers and (d) Rs.1.60 million in Ecommerce COGS.

Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.799.53 million ($17.21 million) for the quarter ended September 30, 2008, compared to Rs.616.14 million for the quarter ended September 30, 2007, representing an increase of Rs.183.39 million, or 29.76%. This increase is mainly on account of increase in maintenance, rental, general and administrative costs at infrastructure facilities.
Depreciation and Amortisation expenses. Depreciation and amortization expenses were Rs.121.57 million($2.61 million) for the quarter ended September 30,2008, compared to Rs.127.31 million for the quarter ended September 30,2007, representing a decrease of Rs.5.73 million, or (4.5%). The decrease is attributable to changes made to the economic lives of computers and networking equipments included under property, plant and equipment.
Income tax expense. The income tax expense was Rs 22.09 million ($0.48 million) for the quarter ended September 30,2008,compared to Rs.20.70 million for the quarter ended September 30, 2007,representing an increase of Rs.1.39 million ,or 6.72% This marginal increase was due to the increased taxable profits earned by the subsidiary.
Net finance income. The net finance income was Rs (20.07 million) ($0.43 million) for the quarter ended September 30, 2008, compared to Rs.34.39 million for the quarter ended September 30, 2007, representing a decrease of Rs.54.46 million, or (158.36%). The finance income was Rs.31.95 million for the quarter ended September 30,2008,compared to Rs.41.71 million for the quarter ended September 30,2007, representing a decrease of Rs.9.76 million due to decrease in interest income from leases. The finance expense was Rs. 52.02 million for the quarter ended September 30, 2008,compared to Rs.7.32 million for the quarter ended September 30, 2007, representing an increase of Rs.44.70 million due to increase in bank charges on account increased bank borrowings
Share of profit of investment in associate. The share of profit of investment in associate was Rs. 24.29 million ($0.52 million) for the quarter ended September 30,2008,compared to Rs.40.47 million for the quarter ended September 30,2007, representing a decrease of Rs.16.18 or 39.98%. This was due to sluggish market for MF Global Sify Securities India Private Limited.
Half year ended September 30, 2008 compared to half year ended September 30, 2007
Revenues. We recognized Rs.3,074.62 million ($66.19 million) in revenues for the six months ended September 30, 2008, as compared to Rs.2,876.61 million for the six months ended September 30, 2007, representing an increase of Rs.198.01 million, or 6.88%.This is driven primarily by Rs 309.89 million or 17.49 % and Rs 76.92 million or 39.85 % increase in revenue from our Corporate network/data services and Other services respectively. The revenue growth has been impacted by Rs 188.80 million or -20.70 % decrease from our Consumer One services
•	Revenue from Corporate network/data services has increased by Rs 309.89 million, or 17.49%, from Rs 1,771.77 million for six months ended September 30, 2007 to Rs 2,081.66 million for six months ended September 30, 2008 primarily due to (i) increase of Rs 140.44 million or 12.38 % in the revenue from Connectivity Services on account of increase in the orders from the existing and new customers, (ii) increase of Rs 5.06 million or 3.57 % in Hardware/Software sales on account of increased sales to the existing clients, (iii) increase of Rs 85.02 million or 66 % in Hosting Services on account of execution of new contracts including large projects such as AT&T phase II order , (iv) increase of Rs 42.57 million or 67.46 % in Voice BPO Services on account of higher utilization as well as addition of new clients , (v) increase of Rs.40.37 million or 35.41 % in Application Services due to additional growth from Document Management system (DMS) services and (vi) increase of Rs 1.16 million or 11.79 % from Sify Secure Services due to growth in business and (vii) increase of Rs.1.89 million or 70.52 % from Managed Services due to growth in business. The increase is partially offset by a decrease of Rs 6.62 million or 9.94 % in the revenue from Safescrypt due to drop in business

•	Revenue from Consumer One services has decreased by Rs 188.80 million or 20.70 % from Rs 911.86 million for six months ended September 30, 2007 to Rs 723.06 million for six months ended September, 2008. This is driven by Rs 194.26 million or 23.75% decrease in revenue from our Internet Access services and by Rs.5.46 million or 5.80 % increase in revenue from Portal services. Such decrease is primarily on account of (i) decrease in cybercafé revenue to the extent of Rs 110.62 million or 37.57%, due to loss of subscribers and lower usage by the existing customers, (ii) decrease in revenue from Voice over IP services to the extent of Rs 39.54 million or 69.74 % due to drop in operational cybercafés and drop in prices caused by the competition , (iii) decrease in revenue from broadband amounting to Rs 49.10 million or 11.17 % on account of lesser utilization as well as loss of accounts , (iv) decrease of Rs 4.97 million or 87.17 % from Dial up, (v) decrease of revenue amounting to Rs 2.14 million or 25.20 % from other Internet Access Services and (vi) decrease of revenue to the extent of Rs.5.87 million or 44.33% from travel business on account of increased competition from the existing operators. These decreases were partially offset by an (a) increase of Rs.4.28 million or 548.72 % in the revenue from IRCTC due to increase in business, (b) increase of 6.54 million or 56.53% from Game Dromes due to increase in business, (c) increase of Rs.1.29 million from new initiatives due to growth in business and (d) increase of Rs.11.33 million or 14.02% by e-commerce activities due to increased business from the customers.

•	Revenue from Other services has increased by Rs 76.92 million or 39.85%, from Rs.193.00 million for six months ended September 30, 2007 to Rs.269.92 million for six months ended September 30, 2008. Such increase is due to increase in the customer base in the e-learning revenue as well as Infrastructure Management System (IMS) stream.
Other income. Other income was Rs.33.58 million ($0.72 million) for six months ended September 30, 2008, compared to Rs.23.45 million for six months ended September 30,2007, representing an increase of Rs.10.13 million, or 43.19%. Other income primarily comprises of income derived from duty credit entitlements under the “Served from India Scheme” (issued by the Government of India) in respect of the foreign exchange earnings from export of services. Increase in duty credit entitlement is primarily on account of improvement in the export revenues .
Cost of goods sold and services rendered. The cost of goods sold and services rendered was Rs.1809.43 million ($38.95 million) for six months ended September 30, 2008 compared to Rs.1590.69 million for six months ended September 30, 2007, representing an increase of Rs.218.74 million, or 13.75%. This increase was due to (i) a Rs.35.45 million increase in hardware and software costs on account of increase in business, (ii) a Rs.123.37 million increase in bandwidth costs on account of more utilisation of capacity , (iii) a Rs.145.04 million increase in directly attributable personnel costs to the technology and e-learning departments caused by new addition in the man power resources , (iv) a Rs.8.57 million increase in termination cost for VoIP services,(v) a Rs.18.95 million increase in cost of site development and document management system due to increase in business and (vi) a Rs.1.09 million increase in other direct costs . These increases have been partly offset by a decrease of (a) Rs.79.12 million in revenue share paid to franchisees and cable television operators due to drop in broadband revenue, (b) Rs 18.12 million in the cost of goods sold associated with Safescrypt due to drop in business (c) Rs.16.04 million in content cost due to sourcing of low cost service providers and (d) Rs.0.45 million in Ecommerce COGS due to drop in business.
Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.1,441.66 million ($31.03 million) for six months ended September 30, 2008, compared to Rs.1239.43 million for six months ended September 30, 2007, representing an increase of Rs.202.23 million, or 16.31%. This increase is mainly on account of increase in infrastructure facilities.
Depreciation and Amortisation expenses. Depreciation and amortization expenses were Rs.233.37 million($5.02 million) for six months ended September 30,2008, compared to Rs.247.72 million for six months ended September 30,2007, representing a decrease of Rs.14.35 million, or (5.79%). The decrease is attributable to changes made to the economic lives of Computers and some items of Plant and Machinery
Income tax expense. The income tax expense was Rs.40.33 million ($0.87 million) for six months ended September 30,2008,compared to Rs.35.76 million for six months ended September 30, 2007,representing an increase of Rs.4.57 million ,or 12.78% .This marginal increase was due to the increased taxable profits earned by the subsidiary.
Net finance income. The net finance expense was Rs. 20.55 million ($0.44 million) for six months ended September 30, 2008, compared to net finance income of Rs.67.93 million for six months ended September 30, 2007, representing a decrease of Rs.88.48 million, or (130.24%). The finance income was Rs.65.25 million for six months ended September 30,2008,compared to Rs.84.25 million for six months ended September 30,2007, representing a decrease of Rs.19.00 million due to decrease in interest income from leases. The finance expense was Rs. 85.80 million for six months ended September 30, 2008,compared to Rs.16.33 million for the quarter ended September 30, 2007, representing an increase of Rs.69.48 million due to increase in bank charges on account increased bank borrowings.
Share of profit of investment in associate. The share of profit of investment in associate was Rs.37.10 million ($0.80 million) for six months ended September 30,2008,compared to Rs.65.17million for six months ended September 30,2007, representing a decrease of Rs.28.07, or 43.07%. The decrease was due to sluggish stock market conditions for MF Global Sify Securities India Private Limited.

Liquidity and Capital Resources
The following table summarizes our statements of cash flows for the periods presented:

	Half year ended
			September 30, 2008
Particulars	September 30, 2008	September 30, 2007	U.S. Dollars

Profit / (loss) after tax	(400,027)	(80,446)	(8,613)
Other adjustments for non-cash items	381,112	265,643	8,205
Income taxes paid	(44,235)	(65,041)	(952)
Net decrease (increase) in working capital	(116,950)	(29,673)	(2,517)

Net cash from / (used in) operating activities	(129,267)	90,483	(2,783)
Net cash from / (used in) investing activities	(805,259)	(372,708)	(17,336)
Net cash from / (used in) financing activities	282,738	(783,843)	6,087
Effect of exchange rate changes on cash and cash equivalents	1,125	(2,065)	24

Net increase / (decrease) in cash and cash equivalents	(650,663)	(1,068,133)	(14,008)

We intend to continue to focus on the reduction of our cash utilization and increasing our cash surplus in fiscal 2009. Our primary sources of liquidity is from net cash earned from operating activities. Based upon our present business and funding plans, we believe that our cash and cash equivalents of Rs.238.03 million ($5.12) million) as of September 30, 2008, excluding restricted cash included in non-current assets of Rs.1.00 million ($0.02 million). Our external sources of credit include facilities sanctioned from Indian Banks in the form of short term loans, cash credit and overdraft facilities. We believe that our cash and cash equivalents and working capital facilities are sufficient to meet our currently known requirements at least over the next twelve months. Our ongoing working capital requirements are significant affected by the profitability of our operations and we continue to periodically evaluate existing and new sources of liquidity and financing.
Cash balances held in Indian currency were Rs 1,506.32 million and Rs. 1,323.10 million as of March 31, 2008 and September 30, 2008, respectively. These amounts include cash and cash equivalents and restricted cash.
Cash used in operating activities for six months ended September 30, 2008 was Rs.129.26 million ($2.78 million). This is due to increase in working capital requirement of Rs.85.03 million ($1.83 million). This is primarily contributed by increase in other assets by Rs.128.63 million and increase in deferred revenues by Rs.118.68 million.
Cash used in investing activities for six months ended September 30, 2008 was Rs.805.26 million ($17.34 million) and principally consisted of establishment of a new data center and purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network, advances towards property leases of Rs.864.99 ($18.68 million) and expenditure on intangible assets of Rs.71.33 million ($1.54 million).
Cash from financing activities for sixth months ended September 30, 2008 was Rs.282.74 million ($6.09 million) represented by borrowings from banks to the extent of Rs.369.88 million and increase in finance charges by Rs.85.56 million.
Income Tax Matters
As of March 31, 2008, we had a business loss carry forward of approximately Rs.3,894.83 million ($83.85 million) for financial reporting purposes. Under Indian law, loss carry forwards from a particular year may be used to offset taxable income over the next eight years.

The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For fiscal year 2008, the corporate income tax rate was 30%, subject to a surcharge of 10% and education cess of 3%, resulting in an effective tax rate of 33.99%. For fiscal year 2009 also, the corporate income tax rate is 30%, subject to a surcharge of 10% and education cess of 3%, resulting in an effective tax rate of 33.99%. We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India. Currently, dividend income is exempt from tax for shareholders. Domestic companies are liable to pay dividend distribution tax at the rate of 15% plus a surcharge and additional surcharge at the time of the distribution.
The Finance Act, 2005 had introduced income tax on fringe benefits which is in addition to the income tax charged under the Income Tax Act, 1961. Fringe benefits tax (“FBT”) is payable by every employer in respect of fringe benefits provided or deemed to have been provided by the employer to his employees during the year. An employer is required to pay FBT even if no tax is payable on the total income.
The Finance Act, 2007 had also introduced income tax on stock option grants to employees by way of Fringe Benefit Tax. As per this, FBT is payable by every employer in respect of stock options granted to its employees. FBT is calculated on the equity shares granted to the employees based on the fair market value of the equity shares on the date on which the option vests with the employee as reduced by the amount actually paid by or recovered from the employees in respect of such shares. The Act also permits the employer to recover the FBT from the employees who are exercising their options.
Off-Balance Sheet Arrangement
We have not entered into any off balance sheet arrangement other than contractual obligations such as operating lease arrangements, disclosed below, as defined by SEC final rule 67 (FR-67) “Disclosures in Management’s Discussion and Analysis”.
Contractual obligations
Set forth below are our contractual obligations as of September 30, 2008:

	Payments due by period (Rs 000s)
		Less
Contractual Obligations	Total	than 1 year	1-3 years	3-5 years	> 5 years

Long Term Debt Obligations	—	—	—	—	—
Short term borrowings	1,615,633	1,615,633	—	—	—
Finance Lease Obligations	4,695	2,923	1,772	—	—
Non-cancellable operating	1,834,996	110,636	253,993	217,152	1,253,215
lease obligations Purchase Obligations	993,694	818,252	175,442	—	—

Note

a)	Other liabilities amounting to Rs124.30 million primarily comprise of deposits received from franchisees. For such amounts, the extent of the amount and the timing of payment / cash settlement are not readily estimable or determinable, at present. Accordingly, we did not include these under contractual obligations.

b)	Standby letter of credit and guarantees disclosed in Note 21 (b) has not been included in the above mentioned table of contractual obligations.

c)	In addition to the above noted contractual obligations, in accordance with IAS 19 Employee Benefits, the total accrued liability for defined benefit plans recognised as of September 30, 2008, was Rs. 64,568 and disclosed under ‘employee benefits’.

d)	Purchase obligations include a sum of Rs 234,898 payable within 1 year and a sum of Rs 175,442 payable within 1-3 years to Emirates Integrated Telecommunications PJSC towards purchase of capacity from the Europe India Gateway.

Item 3. Quantitative And Qualitative Disclosures About Market Risk
General
Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and debt. Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss.
Risk Management Procedures
We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.
Refer to note 24 of the Unaudited Condensed Consolidated Interim financial statements for an analysis and exposure arising out of credit risk, liquidity.
Recent Accounting Pronouncements
Following is a short description of new accounting standards becoming effective for annual financial statement periods beginning on or after 1 January 2009.
IFRS 8 ‘Operating Segments’ introduces the ‘management approach’ to segment reporting, whereby segment reporting is based on internal management reporting and replaces IAS 14. IFRS 8 aligns segment reporting with the requirements of the US standard SFAS 131, “Disclosures about segments of an enterprise and related information.” Sify early adopted IFRS 8 in 2008 and has made disclosure of segment information based on the internal reports regularly reviewed by the Group’s Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them.
Revised IAS 23 ‘Borrowing Costs’ removes the option to expense borrowing costs and requires that an entity capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The revised IAS 23 will become mandatory for the Group’s 2009-10 financial statements and will constitute a change in accounting policy for the Group. Sify will not early adopt IAS 23. The amendment is not expected to have a significant impact on Sify.
IFRIC 13 ‘Customer Loyalty Programmes’ addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programs for their customers. It relates to customer loyalty programs under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for the Group’s 2009-10 financial statements, is not expected to have a significant impact on the Consolidated Financial Statements.
IAS 1 ‘Presentation of Financial Statements’, applicable for annual periods beginning on or after January 1, 2009. This Standard permits early adoption except to the extent of amendment made by IAS 27 (as amended in 2008) in paragraph 106. This Standard would be adopted, by the Company as at April 1, 2009.
IFRS 3 (Revised), ‘Business Combinations’, as amended, is applicable for annual periods beginning on or after July 1, 2009. Early adoption is permitted. However, this Standard can be applied only at the beginning of an annual reporting period that begins on or after June 30, 2007. The Company would adopt this Standard with effect from April 1, 2009. IFRS 3 (Revised) primarily requires the acquisition-related costs to be recognized as period expenses in accordance with the relevant IFRS. Costs incurred to issue debt or equity securities are required to be recognized in accordance with IAS 39. Consideration, after this amendment, would include fair values of all interests previously held by the acquirer. Re-measurement of such interests to fair value would be required to be carried out through the income statement. Contingent consideration is required to be recognized at fair value even if not deemed probable of payment at the date of acquisition.

IFRS 3 (Revised) provides an explicit option on a transaction-by-transaction basis, to measure any Non-controlling interest (“NCI”) in the entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value. The first method would result in a marginal difference in the measurement of goodwill from the existing IFRS 3; however the second approach would require recording goodwill on NCI as well as on the acquired controlling interest.
IAS 27, ‘Consolidated and Separate Financial Statements’, as amended, is applicable for annual periods beginning on or after July 1, 2009. Earlier adoption is permitted provided IFRS 3 (Revised) is also early adopted. This Standard would be adopted by the company as at April 1, 2009. It requires a mandatory adoption of economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity. Additionally purchase of some or all of the NCI is treated as treasury transaction and accounted for in equity and a partial disposal of interest in a subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognized on the portion that has been disposed of and a further holding gain is recognized on the interest retained, being the difference between the fair value and carrying value of the interest retained. This Standard requires an entity to attribute their share of net income and reserves to the NCI even if this results in the NCI having a deficit balance.
IFRS 2, ‘Share-based Payment — vesting conditions and cancellations’ specifies the definition of vesting conditions. Vesting conditions are only those conditions that determine whether the entity receives the services that entitle the counterparty to the share-based payment. Conditions other than these are non-vesting conditions. The amendment is not expected to have a significant impact on Sify.
Item 4. Controls and Procedures
As of the end of the period covered by this Quarterly Report on Form 6-K, our management, with the participation of our chief executive officer and chief financial officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.
Based on their evaluation as of the end of the period covered by this Quarterly Report on Form 6-K, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective at that reasonable assurance level .
There has been no change in our internal control over financial reporting that occurred during the period covered by the quarterly report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Part II. Other Information
Item 1. Legal Proceedings
The company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. These legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.
See Note 22 of notes to our Unaudited Condensed Consolidated Interim Financial Statements in Part I above and Note 38 of the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2008.
Item 1A. Risk Factors
This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in our Annual Report on Form 20-F for the fiscal year ended March 31, 2008. The information presented below updates and should be read in conjunction with the Risk Factors and information disclosed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2008, which Risk Factors and Information are incorporated herein by reference.
For risks related to the Company and its subsidiaries, ADSs and our trading market, investments in Indian Companies and the Internet Market in India, please refer to our Annual Report for the year ended March 31, 2008 on Form 20-F.
Item 2. Unregistered Sale of Equity Securities and Use of Proceeds
None.
Items 3. Defaults upon Senior Securities
None.
Item 4. Submission of Matters to a Vote of Security Holders
None.
Item 5. Other Information
None.
Item 6. Exhibits

Number	Description
12.1	Rule 13a-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a) Certification of Principal Financial Officer
13.1	Section 1350 Certification of Principal Executive Officer
13.2	Section 1350 Certification of Principal Financial Officer

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 31, 2009

SIFY TECHNOLOGIES LIMITED
By:	/s/ M P Vijay Kumar
	Name:	M P Vijay Kumar
	Title:	Chief Financial Officer

EXHIBIT INDEX

Number	Description
12.1	Rule 13a-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a) Certification of Principal Financial Officer
13.1	Section 1350 Certification of Principal Executive Officer
13.2	Section 1350 Certification of Principal Financial Officer